FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2005

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Mr Walsh informs the Company of his beneficial interests. Company notified of transfer of shares by Employee Benefit Trust. Messers Walsh and Rose are potential beneficiaries of the trust. (01 December 2005)
Company announces directorships and shareholding of Laurence Danon in accordance with the UK Listing Rules. (13 December 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (01 December 2005)	Company purchases its own securities through Goldman Sachs International. (13 December 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (02 December 2005)	Company purchases its own securities through Goldman Sachs International. (14 December 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (05 December 2005)	Company purchases its own securities through Goldman Sachs International. (15 December 2005)
Announcement	Announcement
Mr Rose informs the Company of his beneficial interests. Company notified of transfer of shares by Employee Benefit Trust. Messers Walsh and Rose are potential beneficiaries of the trust. (06 December 2005)
Company purchases its own securities through Goldman Sachs International. (16 December 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (06 December 2005)	Company purchases its own securities through Goldman Sachs International. (19 December 2005)
Announcement	Announcement
Company announces appointment of Laurence Danon to the Board of Directors with effect from 01 January 2006. (07 December 2005)	Company purchases its own securities through Goldman Sachs International. (20 December 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (07 December 2005)	Company purchases its own securities through Goldman Sachs International. (21 December 2005)

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (08 December 2005)	Company purchases its own securities through Goldman Sachs International. (22 December 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (09 December 2005)	Lodgement of audited financial statements for Diageo Capital plc, Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2005 with the UK Listing Authority (23 December 2005)
Announcement	Announcement
Company notified of transactions in respect of the Employee Benefit Trust. Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests. (12 December 2005)
Company purchases its own securities through Goldman Sachs International. (23 December 2005)
Announcement Company purchases its own securities through Goldman Sachs International. (12 December 2005)	Announcement Company announces programme to enable the buy back of shares in forthcoming closed period (30 December 2005)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 16 January 2006	By: /s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:37 01-Dec-05
Number	PRNUK-0112

TO:	Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification listed below regarding Mr PS Walsh is in respect of a single transaction of which notification was received under paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. Mr PS Walsh, a director, notified the Company today that he had today received 3,341 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) upon exercise of options granted on 8 November 2000 at a price per Ordinary Share of £5.05 under the Diageo UK Sharesave Scheme 2000.
As a result of the above, Mr Walsh’s interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) is 753,387.
2. it received notification today from Bailhache Labesse Trustees Limited, as trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) that they had today transferred 3,341 Ordinary Shares to a beneficiary of the Employee Benefit Trust.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 7,262,748.
Directors who are beneficiaries of the Employee Benefit Trust are PS Walsh and NC Rose.
1 December 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:12 01-Dec-05
Number	0259V
Diageo plc
1 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 2,300,000 ordinary shares at a price of 841.48 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 159,969,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,890,518,957.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:40 02-Dec-05
Number	1081V
Diageo plc
2 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,000,000 ordinary shares at a price of 852.65 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 160,969,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,889,518,957.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:38 05-Dec-05
Number	1763V
Diageo plc
5 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,600,000 ordinary shares at a price of 862.12 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 162,569,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,887,918,957.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:13 06-Dec-05
Number	PRNUK-0612

TO:	Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification listed below regarding Mr NC Rose is in respect of a single transaction of which notification was received under paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. Mr NC Rose, a director, notified the Company on 5 December 2005 that:
a. on 5 December 2005, he exercised options over 150,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 12 September 2001 at a price per share of £6.87 under the Company’s Senior Executive Share Option Plan; and
b. on 5 December 2005, he sold 145,000 Ordinary Shares at a price per share of £8.61.
Mr Rose will retain beneficial ownership of the balance of 5,000 Ordinary Shares.
As a result of the above, Mr Rose’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 254,593.
2. it received notification on 6 December 2005 from Bailhache Labesse Trustees Limited, as trustee of the Diageo Employee Benefit Trust (‘the Employee Benefit Trust’) that they had transferred 150,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust following an exercise of options under the Company’s Senior Executive Share Option Plan on 5 December 2005.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 7,112,748 shares.
Directors who are potential beneficiaries of the Employee Benefit Trust are PS Walsh and NC Rose.
6 December 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:37 06-Dec-05
Number	2500V
Diageo plc
6 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,250,000 ordinary shares at a price of 861.23 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 163,819,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,886,714,710.
END

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	14:00 07-Dec-05
Number	2954V
7 December 2005
LAURENCE DANON TO JOIN THE DIAGEO BOARD
Diageo plc announced today the appointment of Laurence Danon, Chairman of the Management Board and CEO of France Printemps, to the Diageo board, effective 1 January 2006.
Her appointment brings to eight the number of Diageo’s independent non-executive directors. She will be appointed to the Audit Committee, Remuneration Committee and Nomination Committee.
Commenting on the appointment, Lord Blyth said:
‘Laurence has a high level of experience in government and international industry and current knowledge of running a large, European, customer focused consumer business. These attributes will further enhance our board and we look forward to welcoming her to Diageo.’
-ends –
Diageo investor relations enquiries to:
Sandra Moura +44 (0) 20 7927 4326 investor.rel@diageo.com
Diageo media enquiries to:
Isabelle Thomas +44 (0) 20 7927 5967 media@diageo.com
France Printemps media enquiries to:
Corinne Berthier +33 (0)1 42 82 42 60 cberthier@printemps.fr

Notes to Editor:
1. Diageo’s chairman is James Blyth. Other non-executive directors are: Lord Hollick (Senior Independent Director and chairman of the Remuneration Committee), Dr Franz Humer, Maria Lilja, William Shanahan, Jonathan Symonds (chairman of the Audit Committee), Todd Stitzer and Paul Walker. Executive members of the board are Paul Walsh (CEO), Nick Rose (CFO).
2. Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). Diageo had a market capitalisation of £24.8 billion as of the close of business of the London Stock Exchange on Tuesday, 6 December 2005. For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
3. France Printemps is one of the leading department stores in France, employing over 5,000 people in 17 stores, including its flagship store on Boulevard Haussmann. It is structured around the specialist retail categories of women’s and men’s fashion, lingerie, beauty and accessories, interior design and tableware, kids and leisure and had sales of Euros 958 million in 2004. It is wholly-owned by PPR (formerly Pinault-Printemps-Redoute), one of Europe’s leading companies, whose strategy is focused on leadership in retail and luxury goods. PPR has sales of Euros 24.2 billion in 2004 and employs some 82,000 people in 65 countries.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 07-Dec-05
Number	3205V
Diageo plc
7 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 2,500,000 ordinary shares at a price of 855.09 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 166,319,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,884,235,994.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:03 08-Dec-05
Number	3958V
Diageo plc
8 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,000,000 ordinary shares at a price of 850.94 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 167,319,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,883,235,994.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:46 09-Dec-05
Number	4684V
Diageo plc
9 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 300,000 ordinary shares at a price of 843.60 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 167,619,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,882,938,483.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:04 12-Dec-05
Number	PRNUK-1212

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 12 December 2005 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 12 December 2005 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	22
P S Walsh	22
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 12 December 2005 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	22
J Grover	22
A Morgan	22
G Williams	22
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.47.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	254,615
P S Walsh	753,409

Name of PDMR
S Fletcher	97,552
J Grover	137,172

A Morgan	116,026
G Williams	169,589*

(* of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 12 December 2005 from Lord Blyth, a director of the Company, that he has purchased 1,174 Ordinary Shares on 12 December 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £8.47.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 119,560.
3. It received notification on 12 December 2005 from Todd Stitzer, a director of the Company, that he has purchased 118 Ordinary Shares on 12 December 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £8.47.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 2,322.
12 December 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:00 12-Dec-05
Number	5469V
Diageo plc
12 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 300,000 ordinary shares at a price of 844.08 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 167,919,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,882,640,639.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director Declaration
Released	12:38 13-Dec-05
Number	PRNUK-1312

TO:	Regulatory Information Service PR Newswire

RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES
Diageo plc (the ‘Company’) announces the following in respect of Ms Laurence Danon, who was appointed a Director of the Company on 7 December 2005 with effect from 1 January 2006:
a: in respect of Listing Rules paragraph 9.6.13 (1), apart from her current position as Chairman of the Management Board and CEO of France Printemps, notified on 7 December 2005, Ms Danon is currently a director of Plastic Omnium (in France); and
b: in respect of Listing Rules paragraphs 9.6.13 (2) to (6), there are no such details to disclose.
13 December 2005

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 13-Dec-05
Number	6202V
Diageo plc
13 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 300,000 ordinary shares at a price of 832.00 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 168,219,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,882,382,920.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:10 14-Dec-05
Number	6964V
Diageo plc
14 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 300,000 ordinary shares at a price of 824.32 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 168,519,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,882,094,711.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:39 15-Dec-05
Number	7645V
Diageo plc
15 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 300,000 ordinary shares at a price of 833.52 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 168,819,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,881,800,752.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:03 16-Dec-05
Number	8456V
Diageo plc
16 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 837.12 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 169,319,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,881,300,991.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:08 19-Dec-05
Number	9145V
Diageo plc
19 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 300,000 ordinary shares at a price of 830.89 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 169,619,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,881,008,768.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:48 20-Dec-05
Number	9972V
Diageo plc
20 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 300,000 ordinary shares at a price of 830.71 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 169,919,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,880,711,805.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:26 21-Dec-05
Number	0668W
Diageo plc
21 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 300,000 ordinary shares at a price of 836.8703 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 170,219,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,880,413,361.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:44 22-Dec-05
Number	1474W
Diageo plc
22 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 150,000 ordinary shares at a price of 835.80 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 170,369,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,880,263,361.
END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	11:02 23-Dec-05
Number	PRNUK-2312

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF THE LISTING RULES
Diageo plc announces that in accordance with paragraph 9.6.3 of the Listing Rules, two copies of the audited financial statements for Diageo Capital plc, Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2005 have been lodged with the UK Listing Authority for publication through the Document Viewing Facility.
23 December 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:12 23-Dec-05
Number	2005W
Diageo plc
23 December 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 35,500 ordinary shares at a price of 837.36 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 170,404,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,880,228,431.
END

Company	Diageo PLC
TIDM	DGE
Headline	Share Buy Back Programme
Released	08:00 30-Dec-05
Number	2966W
30 December 2005
DIAGEO PUTS IN PLACE PROGRAMME TO ENABLE THE BUY BACK OF SHARES IN FORTHCOMING CLOSED PERIOD
Diageo plc has today announced that it has put in place an irrevocable, non-discretionary programme to allow the company to buy back shares during the closed period which precedes the interim results announcement on 16 February 2006. The buy-back programme during the closed period will be managed by an independent third party, which will make its trading decisions in relation to the company’s securities independently of, and uninfluenced by, the company.
Share buy backs will be effected during the period between 3 January 2006 and 16 February 2006 within pre-set parameters. The buy backs will be in accordance with Diageo’s general authority to repurchase shares and in accordance with Chapter 12 of the Listing Rules. Consequently the maximum price paid will be limited to no more than 105 per cent of the average middle market quotations of Diageo shares for the 5 dealing days preceding the date of purchase. The shares repurchased will be held as Treasury shares.

In announcing this Diageo confirms that currently it has no unpublished price sensitive information. Diageo will announce interim results for the six months ending 31 December 2005 on 16 February 2006.
-ends-
Contacts:
Investor Relations:
Catherine James +44 (0)207 927 5272 investor.relations@diageo.com
Media Relations:
Isabelle Thomas +44(0)207 927 5967 media@diageo.com
Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END